February 13, 2025

Sam Wai Hong
Chairman of the Board of Directors
Smart Digital Group Ltd
150 Beach Road #2805/06 Gateway
West Singapore 189720

       Re: Smart Digital Group Ltd
           Amendment No. 2 to Registration Statement on Form F-1
           Filed February 11, 2025
           File No. 333-283152
Dear Sam Wai Hong:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1
Notes to Consolidated Financial Statements
Note 2 - Summary of significant accounting policies
Cost of revenue, page F-14

1. Please revise to provide your costs of revenue, specifically as it relates to your internet media services, which appears to be your primary source of revenue. February 13, 2025
Page 2

       Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Ying Li